FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 30, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

30 August 2022

NatWest Group plc

("NatWest Group" or the "Company")

Share Consolidation Effective and Total Voting Rights and Capital

Further to the Company's announcement made on 25 August 2022 that resolutions proposed at the General Meeting seeking approval by its shareholders of the Special Dividend, Share Consolidation and related matters, as well as the resolution proposed at the Class Meeting seeking approval by the ordinary shareholders to sanction the Share Consolidation and the amendment to its Articles proposed at the General Meeting were duly passed, NatWest Group announces that the Share Consolidation has today become effective.

Admission of the Company's New Ordinary Shares to the premium listing segment of the Official List of the Financial Conduct Authority ("FCA") and to trading on the London Stock Exchange's Main Market for listed securities took place at 8.00 a.m. today.

The ISIN for the New Ordinary Shares is GB00BM8PJY71.

As a result of the Share Consolidation and in accordance with the requirements of the FCA's Disclosure Guidance and Transparency Rules, the Company hereby notifies the following in respect of its issued share capital with voting rights as at 8.00 a.m. on 30 August 2022.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights - 30 August 2022
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	9,662,843,918	4	38,651,375,672
Ordinary Shares of £1.0769* held in treasury	123,180,005	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,786,507,063		38,653,308,232

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 38,653,308,232 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NatWest Group under the FCA's Disclosure Guidance and Transparency Rules.

Capitalised terms used but not otherwise defined in this Announcement have the same meaning given to them in the shareholder circular dated 9 August 2022.

For more information contact:

Investor Relations
+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 August 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary